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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2011

SEC FILE NUMBER

8- 26037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Smallman Street

(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank D. Ruscetti   412-391-1466

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC

(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank D. Ruscetti   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

    Harvest Financial Corporation   , as

of December 31   , 20 10   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2010 and 2009

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2010 and 2009

	Page:
Independent Auditor's Report	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-10
Additional Information:	
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	11
Computations of Net Capital and Aggregate Indebtedness	12
Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)	13
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	14
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15
Schedule of Assessment and Payment [Transitional Assessment Reconciliation (Form SIPC -7T)]	16-17



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Harvest Financial Corporation as of December 31, 2010 and 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(d)(1), we have also issued a report dated February 7, 2011, on our consideration of Harvest Financial Corporation's internal control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC
Certified Public Accountants

February 7, 2011

Page 1

Financial Statements

Harvest Financial Corporation

Balance Sheets

| | December 31 | |
	2010	2009
Assets		
Current Assets:		
Cash	$ 102,052	$ 72,083
Accounts receivable	17,806	12,460
Prepaid expenses	21,019	22,055
Clearing deposit	25,002	50,106
Due from related party	656	-
Deferred income tax asset	5,000	5,000
Total Current Assets	171,535	161,704
Equipment:		
Office equipment	-	1,773
Less accumulated depreciation	-	49
	-	1,724
Other Asset:		
Deferred income tax asset	27,000	28,100
	$ 198,535	$ 191,528

| | December 31 | |
	2010	2009
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 99,818	$ 92,765
Accrued expenses	8,000	7,500
Total Current Liabilities	107,818	100,265
Stockholders' Equity:		
Common stock, no par or stated value;		
400,000 shares authorized, 227,488		
issued and outstanding	135,285	135,285
Additional paid-in capital	28,803	28,803
Accumulated deficit	(73,371)	(72,825)
	90,717	91,263
	$ 198,535	$ 191,528

Harvest Financial Corporation

Statements of Operations

	Year Ended December 31	
	2010	2009
Revenues:		
Commission revenues	$ 1,382,808	$ 1,520,040
Other revenues	14,040	15,000
Gain on sale of fixed assets	362	-
Interest income	185	51
	1,397,395	1,535,091
Operating Expenses:		
Selling expenses	1,083,241	1,088,344
General and administrative expenses	313,287	489,373
Depreciation expense	313	1,023
	1,396,841	1,578,740
Net Earnings (Loss) Before Income Taxes	554	(43,649)
Income Taxes	1,100	(10,900)
Net Loss	$ (546)	$ (32,749)

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Changes
in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2008	$ 95,285	$ 28,803	$ (40,076)	$ 84,012
Net Loss	-	-	(32,749)	(32,749)
Issuance of Common Stock, 97,561 shares	40,000	-	-	40,000
Balance, December 31, 2009	135,285	28,803	(72,825)	91,263
Net Loss	-	-	(546)	(546)
Balance, December 31, 2010	$ 135,285	$ 28,803	$ (73,371)	$ 90,717

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Cash Flows

	Year Ended December 31	
	2010	2009
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$ (546)	$ (32,749)
Adjustments to reconcile net loss to net		
cash provided (used) by operating activities:		
Depreciation expense	313	1,023
Gain on sale of fixed assets	(362)	-
Deferred income taxes	1,100	(10,900)
(Increase) decrease in:		
Accounts receivable	(5,346)	(8,160)
Prepaid expenses	1,036	7,112
Clearing deposit	25,104	(51)
Increase (decrease) in:		
Commissions payable	7,053	36,567
Trade accounts payable	-	(3,145)
Accrued payroll and related withholdings	-	(1,449)
Accrued expenses	500	(3,316)
Net cash provided (used) by operating activities	28,852	(15,068)
Cash flows from investing activities:		
Capital expenditures	-	(1,773)
Proceeds from sale of assets	1,773	7,234
Due from related party	(656)	-
Net cash provided by investing activities	1,117	5,461

See Notes to Financial Statements.

| | Year Ended December 31 | |
	2010	2009
Cash flows from financing activities:		
Loans from shareholder	12,000	47,500
Repayments on loans from shareholder	(12,000)	(7,500)
Net cash provided by financing activities	-	40,000
Net Increase in Cash and Cash Equivalents	29,969	30,393
Cash and Cash Equivalents, beginning of year	72,083	41,690
Cash and Cash Equivalents, end of year	$ 102,052	$ 72,083

Supplemental Disclosure of Cash Flows:

During 2009, $40,000 of loans from a shareholder were converted to common stock.

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2010 and 2009

A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), which prior to July 2007 was the National Association of Securities Dealers (NASD), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 and $50,000 as of December 31, 2010 and 2009, respectively, upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2010 and 2009

B. **Summary of Significant Accounting Policies (Continued)**

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Capitalization and Depreciation. Equipment is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $4,677 and $9,727 for the years ended December 31, 2010 and 2009, respectively.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating loss carryforwards that are available to offset future taxable income.

Date of Management's Review. The Company has evaluated subsequent events through February 7, 2011, which is the date the financial statements were available to be issued.

Reclassifications. Certain reclassifications have been made to the 2009 statements of operations in order to conform to the 2010 presentation. These reclassifications have no effect on the 2009 net loss.

C. **Concentration of Credit Risk**

The Company maintains their cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2010, the Company did not exceed the insured limit.

D. **Net Capital Requirements**

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2010 and 2009, the Company had net capital of $30,969 and $34,143, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 3.48 to 1 and 2.94 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2010 and 2009, there were no material differences.

Page 7

Harvest Financial Statements

Notes to Financial Statements

Years Ended
December 31, 2010 and 2009

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

F. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For federal income tax purposes, the Company has a net operating loss carryforward at December 31, 2010 and 2009 of approximately $115,000 and $120,000, respectively. For state income tax purposes, the Company has net operating loss carryforwards at December 31, 2010 and 2009 of approximately $147,000 and $151,000 , respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both federal and state net operating loss carryforwards will be utilized prior to expiration beginning in 2015. At December 31, 2010 and 2009, a deferred asset of $32,000 and $33,100, respectively, has been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2010, the Company's open audit periods are 2007 through 2010 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2010 and 2009

F. Income Taxes (Continued)

The provision for income taxes in the statements of operations consists of the following components:

	2010	2009
Deferred taxes:		
Federal	$ 700	$ -
State	400	-
Tax benefit of net operating loss carryfoward	-	(10,900)
	$ 1,100	$ (10,900)

G. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension cost amounted to $2,520 and $4,309 for the years ended December 31, 2010 and 2009, respectively.

H. Lease Commitments

The Company leases office space (2,800 square feet and 4 parking spaces) under a non-cancellable operating lease, beginning on September 1, 2009 and expiring August 31, 2016 (with consecutive options to renew - the first for 5 years, the second for two years). Monthly lease payments are fixed at $4,200 per month throughout the 7-year term, not including an annual operating cost adjustment. The lease contains a one-time option to terminate the lease on August 31, 2014 with payment of approximately $30,120 for the unamortized portion of the leasehold improvements and real estate commission contributed by the landlord.

The Company leased office space and storage space under a non-cancellable operating lease, which provided for monthly lease payments of $6,996 through August 2009. At this time, the Company exercised its one-time option to terminate the lease with payment of approximately $14,603 for the unamortized portion of the leasehold improvements contributed by the landlord.

These office leases also provide for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. For the years ended December 31, 2010 and 2009, rent expense under these leases amounted to $42,400 and $69,893, respectively.

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2010 and 2009

H. Lease Commitments (Continued)

In addition, the Company was reimbursed $12,000 and $10,778 for the years ended December 31, 2010 and 2009, respectively, by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space.

The future minimum lease payments required by the current office lease are as follows:

Year ending December 31		
2011	$	50,400
2012		50,400
2013		50,400
2014		63,720
	$	214,920

The Company leases furniture and office equipment along with corporate office relocation expenses from TransMark Association, Inc., a corporation related to a shareholder of the Company. The first lease, which was entered into November 2009, provides for monthly payments of $1,785 through October 2014. Payments under this lease amounted to $21,418 and $3,570 in 2010 and 2009, respectively. The second lease, which was entered into December 2010, provides for monthly payments of $287 through December 2014. There were no payments made under this lease in 2010.

Finally, the Company leases certain office equipment under operating leases which are either non-cancellable or renewed on an annual basis. Total rent expense under these leases amounted to $8,692 and $18,998 for the years ended December 31, 2010 and 2009, respectively.

The future minimum lease payments required by the non-cancellable equipment leases are as follows:

Year ending December 31		
2011	$	27,145
2012		24,866
2013		24,866
2014		21,295
	$	98,172

Additional Information



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

**Independent Auditor's Report on
Supplementary Information Required
by Rule 17a-5 of the Securities and
Exchange Commission**

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 7, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company PC
Certified Public Accountants

February 7, 2011

Harvest Financial Corporation

Computations of Net Capital
and Aggregate Indebtedness

	Year Ended December 31	
	2010	2009
Net Capital:		
Total stockholders' equity	$ 90,717	$ 91,263
Deductions:		
Prepaid expenses	21,019	22,055
Receivables from brokers or dealers	656	241
Mutual fund and variable annuity receivables over 30 days	6,073	-
Equipment	-	1,724
Deferred tax asset	32,000	33,100
Total non-allowable assets	59,748	57,120
Net Capital	30,969	34,143
Net Capital Requirements	7,188	6,684
Net Capital in Excess of Minimum Requirements	$ 23,781	$ 27,459
Aggregate Indebtedness	$ 107,818	$ 100,265
Ratio of Aggregate Indebtedness to Net Capital	3.48	2.94

See Independent Auditor's Report.

	Year Ended December 31	
	2010	2009
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 30,969	$ 34,143
Audit Adjustments:		
Deferred tax provision	1,100	(10,900)
Accrued expenses	-	1,372
Depreciation	-	49
Accrued payroll and related withholdings	-	790
Trade accounts payable	-	(3,145)
	1,100	(11,834)
Changes to Non-Allowable Assets:		
Deferred tax asset	(1,100)	10,900
Equipment	-	(49)
	(1,100)	10,851
Net Capital Per Broker/Dealer's Unaudited Part II	$ 30,969	$ 33,160

Harvest Financial Corporation

**Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)**

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

**Independent Auditor's Report on Internal Control
Required by SEC 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3**

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Harvest Financial Corporation
(Company), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing
standards generally accepted in the United States of America, we considered the Company's internal
control over financial reporting (internal control) as a basis for designing our auditing procedures for
the purpose of expressing our opinion on the financial statements, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not
express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company, including consideration of
control activities for safeguarding securities. This study included tests of such practices and
procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does
not carry securities accounts for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures followed by the Company in any of the
following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
   and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related
costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to
assess whether those practices and procedures can be expected to achieve the SEC's above-
mentioned objectives. Two of the objectives of internal control and the practices and procedures are
to provide management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition, and
that transactions are executed in accordance with management's authorization and recorded properly
to permit the preparation of financial statements in conformity with generally accepted accounting
principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the
preceding paragraph.

Page 14

Because of inherent limitations in internal control and the practices and procedures referred to in the preceding paragraph, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 7, 2011



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the years ended December 31, 2010 and 2009, which were agreed to by Harvest Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvest Financial Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Harvest Financial Corporation's management is responsible for Harvest Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the years ended December 31, 2010 and 2009, with the amounts reported in Form SIPC-7T for the years ended December 31, 2010 and 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 7, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ___12/31___, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026037 FINRA DEC
HARVEST FINANCIAL CORPORATION   14*14
1100 SMALLMAN ST
PITTSBURGH PA 15222-4206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to. form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRANK D RUSCETTI 412-391-1466

2. A. General Assessment (item 2e from page 2) $ __562.54__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__305.60__)
   __7/30/10__
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   __262.54__

   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __262.54__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __262.54__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARVEST FINANCIAL
(Name of Corporation, Partnership or other organization)

Frank D Ruscetti
(Authorized Signature)

Dated the __3__ day of __FEBRUARY__, 20 __11__.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1|1___, 20 10
and ending ___1a|31___, 20 10
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1,397,394.50

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

0

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

1,124,799.70

(2) Revenues from commodity transactions.

0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

31,540.75

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

14,040.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)

0

Total deductions

1,170,380.45

2d. SIPC Net Operating Revenues

$ 227,014.05

2e. General Assessment @ .0025

$ 567.54
(to page 1, line 2.A.)

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